EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	ConAgra Red Meat Business
	Fiscal Year Ended		115 Days Ended
	May 27, 2001	May 26, 2002	September 18, 2002
Fixed Charges as defined:
Allocated finance charges	$45,764	$55,118	$13,586
Interest expense	1,333	1,084	129
Capitalized interest	627	214	3
One third of non-cancelable lease rent	6,094	6,627	2,099

Total fixed charges (A)	53,818	63,043	15,817

Earnings as defined:
Pretax income	100,779	115,299	26,591
Add fixed charges	53,818	63,043	15,817
Less capitalized interest	(627)	(214)	(3)

Earnings and fixed charges (B)	$153,970	$178,128	$42,405

Ratio of earnings to fixed charges (B/A)	2.86	2.83	2.68

	249 Days Ended May	Fiscal Year ended May	Fiscal Year ended May
	25, 2003	30, 2004	29, 2005

	Sucessor	Sucessor	Sucessor

Fixed Charges as defined:
Allocated finance charges	$—	$—	$—
Interest expense	48,465	73,446	80,229
Capitalized interest	109	448	192
One third of non-cancelable lease rent	3,130	5,698	5,446

Total fixed charges (A)	51,704	79,592	85,867

Earnings as defined:
Pretax income	57,658	62,408	(777)
Add fixed charges	51,704	79,592	85,871
Less capitalized interest	(109)	(448)	(192)

Earnings and fixed charges (B)	$109,253	141,552	84,902

Ratio of earnings to fixed charges (B/A)	2.11	1.78	0.99